ALPACA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

NOVEMBER 30, 2020

(PURSUANT TO RULE 17a-5(e)(3))

Alpaca Securities LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

NOVEMBER 30, 2020

CONTENTS









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2019 (MM/DD/YY) AND ENDING 11/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpaca Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. San Mateo Drive, Suite 2
(No and Street)

San Mateo (City) CA (State) 94401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Torola 650 489-2017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, John Torola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpaca Securities LLC, as of November 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CCO, COO

Title

Notary Public

CHIRAG PATEL
ELECTRONIC NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
REGISTRATION # 7679556
COMMISSION EXP JUNE 30, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Document Notarized using a Live Audio-Video Connection



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Alpaca Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpaca Securities LLC (the "Company") as of November 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of November 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 11, 2021

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

ALPACA SECURITIES LLC

Statement of Financial Condition

November 30,	2020
ASSETS	
Cash	$ 1,971,031
Cash segregated under Federal and other regulations	40,848
Investment securities owned, at fair value	4,771
Due from brokers	117,715
Clearing brokers deposit	200,017
Receivable from customers	2,547
Prepaid expenses	12,674
Total assets	$ 2,349,603
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 38,400
Due to broker	23,135
Related party payable	346,464
Investment securities sold, not yet purchased	27
Payables to customers	41,479
Total liabilities	449,505
Member's Equity	1,900,098
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,349,603

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
(Confidential Pursuant to Rule 17a-5(e)(3))

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1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Alpaca Securities LLC (the "Company") is a wholly owned subsidiary of AlpacaDB, Inc. ("Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company currently acts as an introducing broker and or in an omnibus capacity for listed securities, and retails corporate equity securities over-the-counter.

The Company operates under Rule 15c3-1 of the Securities Exchange Act of 1934, where the requirement is to maintain sufficient liquidity in order to cover the Company's obligations. The Company executes and clears its customer securities transactions on a fully disclosed basis, unless acting in an omnibus capacity, with Electronic Transaction Clearing, Inc. dba Apex PRO ("Apex Pro"). The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books. The Company also operates under Rule 15c3-3 of the Securities Exchange Act of 1934, conducting business on an omnibus basis and clearing through Velox Clearing LLC ("Velox"). Receivables from and payables to broker reflected in the statement of financial condition are amounts due from and to the brokers at November 30, 2020.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(Confidential Pursuant to Rule 17a-5(e)(3))

Income Taxes

The Company is a single-member limited liability company, which is disregarded for federal and state income tax purposes and is not subject to taxes on its income. The Parent of the Company is a "C" Corporation. As explained in Note 4, the Company has an expense sharing agreement with the Parent. Under the terms of the agreement, the Parent reimburses the Company for all taxes, including payroll and sales tax. Accordingly, the Company has not provided in these financial statements for federal or state income taxes.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but mat exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of November 30, 2020, the IRS has not proposed any adjustment to the Company's tax position.

2. Cash Segregated Under Federal and Other Regulations

Cash segregated under Federal and other regulations represents restricted cash segregated in accordance with the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 15c3-3, a broker dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers. The balance of cash segregated under Federal and other regulations at November 30, 2020 was $40,848 and is included on the accompanying statement of financial condition.

Alpaca Securities LLC
November 30, 2020

NOTES TO FINANCIAL STATEMENTS
(Confidential Pursuant to Rule 17a-5(e)(3))

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3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. There is a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

<u>**Level 1**</u>
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities.

<u>**Level 2**</u>
Level 2 assets and liabilities fair value are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the asset or liabilities.

<u>**Level 3**</u>
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgement or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. There were no transfers in or out of Level 3 during the year.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	11/30/2020	Fair Value Measurements for Assets Liabilities Measured on a Recurring Basis		
		Level 1	Level 2	Level 3
Assets:				
Securities owned:				
Equities	$4,771	$4,771		
Total assets	$4,771	$4,771	$0	$0
Liabilities				
Securities sold, not yet purchased:				
Equities	$27	$27		
Total liabilities	$27	$27	$0	$0

Specific valuation techniques and inputs used in determining the fair value of each class of assets and liabilities follow:

Equity: These securities consist of common stock. These securities are valued based on a review of quoted market prices for identical assets.

Securities owned, not yet purchased: These securities consist of common stock sold short. Short positions are priced using the methods described above.

NOTES TO FINANCIAL STATEMENTS
(Confidential Pursuant to Rule 17a-5(e)(3))

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4. Due from brokers

Pursuant to its clearing agreements, the Company introduces all its securities transactions to Apex Pro on a fully disclosed basis and to Velox on an omnibus basis. Those customers' money balances and security positions cleared through Apex Pro are carried on the books of Apex Pro. Those customers' security positions cleared through Velox are carried on the books of Velox in omnibus. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, pursuant to its executing agreement, the Company executes securities transactions with executing brokers. As of November 30, 2020, the due from brokers of $117,715 are pursuant to these agreements.

5. Clearing brokers deposits

The Company has a brokerage agreement with its clearing brokers to carry its accounts and the accounts of its clients as customers of the clearing brokers. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing brokers as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits held at Apex Pro and Velox. The balance at November 30, 2020 was $200,017.

6. Receivable from and payable to customers

Accounts receivable and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

7. Related party transactions

The Company has an expense sharing agreement with its Parent. The Parent performs and provides certain functions for the Company, including office facilities, payroll services, insurance, professional services, and technology. In accordance with the terms of this agreement, the Company was charged approximately $1,200,661 for these services, for the year ended November 30, 2020.

The intercompany payable represents unpaid amounts due to Parent of $346,464 at November 30, 2020 and is included on the accompanying statement of financial condition.

NOTES TO FINANCIAL STATEMENTS
(Confidential Pursuant to Rule 17a-5(e)(3))

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8. Net capital and reserve requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2020, the Company's net capital was $1,768,992 which was $1,518,992 in excess of its minimum net capital of $250,000. This minimum net capital is based upon the greater of $250,000 or 6.67% of aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 (Customer Protection Rule) and other applicable regulations, which require us to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. The SEC Customer Protection Rule requires broker-dealers to segregate client fully paid securities and cash balances not collateralizing margin positions and not swept to money market funds or bank deposit accounts. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments require to be segregated and on deposit for regulatory purposes at November 30, 2020 totaled $40,848. On December 2, 2020, the Company deposited $58 of cash into its segregated reserve account.

9. Off-balance sheet risk and concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

10. Commitments and contingencies

The Company has entered into a fully disclosed clearing agreement with Apex Pro. The agreement terminates on February 14, 2021 and requires minimum monthly charges to the termination date that total an aggregate of $15,625.

The Company has entered into an omnibus clearing agreement with Velox. The agreement requires minimum monthly charges that total an aggregate of $52,000 for the year ended period November 30, 2021.

In the normal course of business, the Company may be involved in disputes, claims or assessments from time to time. The Company is not aware of any such matters that would have a material impact on its financial statements.

The Company incurred significant losses in the current period associated with becoming a new entrant into its industry. Similar startup costs are not projected for the next fiscal period. The company has significant liquid funds to continue its operations and meet its obligations that are due within one year following the date that the financial statements are issued.

NOTES TO FINANCIAL STATEMENTS
(Confidential Pursuant to Rule 17a-5(e)(3))

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11. Recently issued accounting pronouncements

In February 2016, the FASB issued ASC Topic 842, Leases, which supersedes the existing guidance for lease accounting. ASC Topic 842 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expenses for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company as of its year ended November 30, 2020. ASC Topic 842 will have no material impact on the Company's financial statements.

12. Subsequent events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.